Filed with the Securities
                                       			 and Exchange Commission
                                                   on May 26, 1999

        U.S. SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                    FORM U-9C-3



         QUARTERLY REPORT PURSUANT TO RULE 58 OF
        THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         For the quarterly period ended March 31, 1999


                        Conectiv
             (Name of Registered Holding Company)

                    800 King Street
                 Wilmington, DE 19899
         (Address of Principal Executives Offices)



         Inquiries concerning this Form U-9C-3 may be directed to either:

                    Peter F. Clark
                   General Counsel
                      Conectiv
                  800 King Street
                 Wilmington, DE 19899

                         or

                   Louis M. Walters
                      Treasurer
                      Conectiv
                    800 King Street
                Wilmington, DE 19899
                  (302) 429-3525

                            Conectiv
                           FORM U-9C-3
                 For the Quarter Ended March 31, 1999

                       Table of Contents

                                                  Page

Item 1. Organization Chart                                             1

Item 2. Issuance and Renewals of Securities and Capital Contributions  1

Item 3. Associated Transactions                                        1

Item 4. Summary of Aggregate Investment                                2

Item 5. Other Investments                                              3

Item 6. Financial Statements and Exhibits                              3

SIGNATURE                                                              4

Item 1. - ORGANIZATION CHART


                                                          Percentage
Name of             Energy or   Date of        State of     of Voting
Reporting Company     Gas       Organization   Organiztion  Securities
                    Related                                  Held
                    Company
                                                                .
None






Nature of
Business
None







Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS

CAPTIAL CONTRIBUTIONS:

Company Issuing       Type of Security        Principal Amount of  Person to Whom
Security                  Issued               Security          Security Was Issued


None

Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of 2/28/99


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate          Reporting     Types of   Direct Costs Total amount
Company            Company       Services    Charged     Billed
Rendering Services Receiving Services
Conectiv Resource  Delmarva             Core Business   *          *
Partners, Inc.     Operating            Support
                   Services Company

Conectiv Resource  Conectiv Energy      Core Business   *          *
Partners, Inc.     Supply Inc. as        support and    *          *
                   Successor to Petron      Financial
                   Oil Corporation          Services

Conectiv Resource  Conectiv Energy          Financial   *          *
Partners, Inc.     Supply                    services


Conectiv Resource   Delmarva Services    Core Business  *           *
Partners, Inc.                           support and
                                         Financial and
                                          Corporate
                                          services


Atlantic City       Conectiv Energy     Tank Storage    *           *
Electric Company    Supply, Inc. as
                    successor to Petron
                    Oil Corporation


Conectiv/CNE        Conectiv Energy     Tank Storage    *           *
Energy Services     Supply, Inc. as
                    successor to Petron
                    Oil Corporation

* Confidential Treatment Requested

Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of 2/28/99


Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):


Total consolidated capitalization as of March 31, 1999
                                                       $3,833,724   Line 1
                                                       $   575,059  Line 2
Total capitalization multiplied by 15%
                (Line 1 multiplied by 0.15)
Greater of $50 million or line 2                       $  575,059   Line 3


Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(v)              *
Total current aggregate investment                               *  Line 4
Difference between the greater of $50 million or 15%of
capitalization and the total aggregate investment of the
registered holding company system   (line 3 less line 4)         *  Line 5

* Confidential Treatment Requested



Investments in gas-related companies:
NONE


Item 5. - OTHER INVESTMENTS

Major Line of Energy- Other Investment in Other Investment in
Related Business       Last U-9C-3 Report   this U-9C-3 Report
None




Reason for Difference
in Other Investment
NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-K for the period ended March 31, 1999.)



B.        Exhibits:



          Exhibit B-2.     Certificate of Conectiv.

                         SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                             Conectiv


                                By:/s/Louis M. Walters
                                      Louis M. Walters
                                      Treasurer

May 26, 1999